August 9, 2011
VIA EDGAR
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549-0407
Attn:      Patrick Gilmore
               Accounting Branch Chief

Re:	Dell Inc. Form 10-K for the Fiscal Year Ended January 28, 2011 Filed March 15, 2011 File No. 000-17017
Ladies and Gentlemen:
          Dell Inc. (the “Company”) hereby submits its responses to the Commission staff’s (“Staff”) comments on the reviewed filing contained in the Staff’s letter to the Company dated August 2, 2011. The Company has responded to all of the Staff’s comments. The Company’s responses to the Staff’s comments are set forth below with each response below numbered to correspond to the numbered comment in the Staff’s letter.
Form 10-K for the Fiscal Year Ended January 28, 2011
Management’s Discussion and Analysis of Financial Condition and Results of Operations
Liquidity, Capital Commitments, and Contractual Cash Obligations
Liquidity, page 45
1.	In your proposed future disclosure in response to prior comment 2, you state you believe that internally generated cash flows are sufficient to support day-to-day business operations. In light of the significant percentage of cash held outside of the U.S. and the significant amount of pre-tax income related to foreign operations, please clarify the following:
•	Confirm that internally generated cash flows within the U.S. are sufficient to support the company’s U.S. day-to-day operations;

•	Whether you are referring specifically to operating cash flows when discussing internally generated cash flows; and

•	If you are referring to the company’s short-term (e.g. for the next 12 months) liquidity needs when using the phrase “day-to-day operations.”

Historically, internally generated cash flows within the U.S. have been sufficient to support the Company’s U.S. day-to-day operations and we expect this will continue. Where we refer to internally generated cash flows, we are referring to cash flow from operations. Where we refer to day-to-day operations, we are referring to the liquidity needs for our normal business operations within the next 12 months, which do not include less predictable investing and financing decisions such as acquisitions and share repurchases. We will clarify our future disclosures to state this more clearly.

Securities and Exchange
Commission
Consolidated Financial Statements
Note 11 — Commitments and Contingencies, page 90
2.	Your proposed future disclosure in response to prior comment 4 indicates that the company’s results of operations cash flows could be materially affected by the unfavorable resolution of pending legal matters. It is unclear whether you omitted the company’s financial condition for a particular reason. Please confirm that in future filings your disclosure will provide information in the context of materiality to your financial statements as a whole, rather than any variation thereof.

We confirm that in future filings, our disclosure will provide information in the context of materiality to our financial statements as whole.

3.	As a related matter, we note recent news articles indicating that the law firm Hagens Berman LLP is expanding its investigation of defects in the Dell Optiplex line of desktop computers and that the firm filed a proposed class-action lawsuit against Dell last year. Please provide us with an update on this pending legal matter and describe how you considered ASC 450-20-50 in determining that disclosure of the matter is not necessary.

Hagens Berman LLP represents a client who filed a purported class action lawsuit against us on behalf of our customers who purchased certain Optiplex systems. The case is currently in the earlier stages of litigation, however, the Staff is advised that in the second quarter of this year, the court granted in part our motion to dismiss the case based on the statute of limitations. As a result, the plaintiff may only pursue remaining claims against us upon a showing that the statute of limitations should be ignored on the basis of equitable principles.

In the course of our regular evaluation of our pending litigation matters and related preparation of our periodic filings, we concluded that disclosure of the matter was not required under ASC 450-20-50. We reached this conclusion after careful evaluation of the facts and circumstances in light of the related disclosure guidance, and based on that evaluation, we determined that there was not a reasonable possibility that a loss or additional loss had been incurred relating to this matter. Accordingly, consistent with the requirements of ASC 450-20-50, we did not disclose the case in our Fiscal 2011 Form 10-K because the loss was not considered reasonably possible.
* * * * *

Securities and Exchange
Commission
As requested, the Company hereby acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          If the staff would like additional information, or if the staff has any questions or comments regarding the foregoing matter, please contact the undersigned at telephone number (512) 723-0544.

Very truly yours,

/s/ Janet B. Wright

Janet B. Wright
Vice President and Assistant Secretary